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Rafiki Race Boat Inc.

A high-speed ferry to raise money for malaria and break world records

RAFIFIKIRACEBOATINC   EVERETT

entertainment   technology   infrastructure   adventure   recreation





We believe that infrastructure development is the most powerful way to impact third world poverty. This ferry will uplift economic corridors of transportation, provide much-needed jobs and birth many ancillary businesses where it operates.

Robert Smith CEO @ Rafiki Race Boat Inc.

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Why you may want to support us...

1   We anticipate the ferry will break the record for trans-Atlantic travel.

2   The race is designed to draw attention to the plight of Malaria in Africa.

3   Your investment will help usher in a new style of high speed ferry, opening up new routes that are currently not viable at traditional ferry speeds. You are investing in innovation.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Robert Smith
CEO
Dir Save the Storks | Pres Earthwise Ventures | Pres Agathos Int | CEO Rafiki Race Boat Inc | Pres Thain Boats Inc.
(in) (y)



Robert Marc Fulmer
Director
Dir of GIK & Med Relief Agathos Int | Dir Persecution Project Foundation | ED Race Against Malaria | Dir Agathos Int
(in) (y)

Why people love us



Rob is a good founder because of his energy and skill sets in the relational and promotional aspects of organization / project execution and his innate intelligence in mechanics and materials and his creative problem solving ability to adapt.

Stan Youngs
Investor



Rob has always been both innovative and caring. He is tenacious and does what he sets out to do, but always with a heart to help people. This "race" across the Atlantic on a ferry that will serve the African coast is exactly the kind of project that he can pull off. I endorse him wholeheartedly. When he told me that he would put ferries on Lake Victoria in Uganda by building them in the United States, and then in order to get them 1000 km inland to the Lake cutting them into pieces, shipping the pieces in containers, and then reassembling them on the shore, it seemed crazy and impossible. But not only did he accomplish this, but he did so by hiring previously unemployed local people who,... read more
Robert Smith Other Family Member



Rob is a world class leader who has started several successful businesses and NGOs. He has pioneered ferry boat transportation in underserved areas of



NGOs. He has pioneered ferry boat transportation in underserved areas of Africa; started a high end home construction company; launched an innovative orphan care program; and founded and runs a ferry building company today. I am an investor in some of his projects and have been very impressed by Rob's integrity, grit and constant positive drive to succeed.
Carl Moeller Investor

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Rafiki Race Boat Inc.

We are building a state-of-the-art, world record-breaking fast ferry. We intend to break Sir Richard Branson's trans-Atlantic speed record for a commercial vessel and earn revenue while doing so. Additionally, this project will raise funds for the eradication of malaria. *An exciting, fun project with achievable goals and social impact!* We invite you to invest and be part of this great enterprise. Follow the social impact as the race approaches and is run via a worldwide social media blitz.

We began with the best team we could assemble

- *Thain Boats Inc.:* our boat builder

- *Kurt Hughes of Multihull Design:* our Naval Architect

- *Rob Smith:* our President and visionary. Also the CEO of Earthwise Ventures, CEO of Thain Boatworks Inc. and Chairman of the Board for Race Against Malaria.

- *Marc Fulmer:* a Director and Project Management. Also Executive Director at Race Against Malaria and Project Manager at both Earthwise Ventures and Thain Boatworks.

- *Richard Brune:* our Marketing Consultant with One Accord Partners

We've planned, planned, planned; then tested and tested again

- Team planning meetings at the Thain Boats factory on the shores of the Puget Sound in Everett, WA.



- Hull model is built and tested, the design hit all expectations!



 Sea Trials 3
Watch later   Share



- When testing proved the brilliant design, construction began and the project stands ready for Wefunder investors to capitalize on the vision.



How we will make a profit from Rafiki Raceboat?

1) We begin with a verbal agreement to sell the boat (which is a passenger ferry) to EarthWise Ferries Intl for "cost plus 10%." For example: if the ferry costs $3 million to build, EarthWise intends to purchase the ferry for $3.3 million. Once EarthWise purchases Rafiki Raceboat, the ferry will be used as a passenger boat between Lagos and Accra in West Africa.

2) We will have regional and local sponsorship and advertising revenue as Rafiki Raceboat makes its way from Seattle to London, stopping at various ports along the way.

3) The race will be a massive fundraiser for "Race Against Malaria" where a world wide social media effort will be undertaken to encourage online giving to end the scourge of Malaria in Africa. All monies raised will go to the cause. All click-ads related to the visits to those following the race, all YouTube and other social media revenue will go toward Rafiki Raceboat, Inc. "Race Against Malaria" will pay for the hard costs of the race on a cost plus 15% basis, ensuring that the race costs are covered. [is there a contract for this? verbal agreement?]

4) Special events will be held in each port to create additional revenue, including a special cruise through the Panama Canal.

5) A renowned documentary maker will be filming the construction of Rafiki and the race, and will tell the story of the making of the LightSpeed ferry, from the original idea being formed while rescuing orphans in Africa, to designing and shipping ferries to Lake Victoria in East Africa. A story of care, innovation, daring, and accomplishment.

These various means of generating income lead us to believe that we will be able to achieve more than a 30% return to our investors.

So why are we raising funds now if we have a verbal commitment to purchase the ferry later?

While we are confident in our plans to build a ferry that can beat the speed record, it is still experimental. Our institutional investors who have verbally committed to purchasing Rafiki Raceboat and its assets at the end of the race will only do so once we prove the ferry's capabilities. We're coming to you as early-stage investors who are comfortable investing in the idea and the risk that it may not pan out as we've planned.

Total Costs and Timeline

We estimate building the ferry will cost between $2.5 million and $3 million total. We have already secured $425K from outside investors, and the Wefunder raise is for between $200K and $1.07 million. We will continue to solicit our personal networks for additional private capital and are confident in our abilities to raise the remaining funds. While the raise is going, we intend to bring in additional revenue through click ads.

Once Rafiki Raceboat is built, in late summer 2020, we will launch a 20-city promotional tour from Everett, Washington down the West Coast, through the Panama Canal, the Gulf of Mexico, and up the East Coast to Boston. Then we'll sail across the Atlantic to London. Once in London, we'll sail back to NYC in hopes of breaking the trans-Atlantic speed record in the summer of 2021.

Once the race has concluded, Earthwise Ferries International, Inc. has made a verbal commitment to purchase the ferry at cost plus 10% as described above. Rob Smith is the CEO of EarthWise Ferries International, Inc.

The sale of our assets to a third party, including the proposed sale of the Rafiki Raceboat to our affiliate, EarthWise Ferries International, would be considered a liquidity event under our SAFE agreement with investors. As a result, each investor will receive, at its option, either (i) a cash payment equal to the amount invested, or (ii) a number of shares equal to the amount invested divided by the liquidity price. The liquidity price is equal to the Valuation Cap of $50,000 divided by the total number of shares outstanding on a fully-diluted basis at the time of the liquidity event. To the extent that the SAFE securities are converted into shares of common stock, the company expects to make a distribution to our shareholders of all of our cash proceeds from the sale of the Rafiki Raceboat after the deduction of all expenses and accrued liabilities of the Company. Accordingly, the investors will receive their pro rata portion of all of the net proceeds from the sale of the Rafiki Raceboat other than $50,000 which would be paid to the founding stockholders of the Company. If less than enough money is available to pay all investors their money back, then the investors would participate in the net proceeds from the liquidity event on a pro rata basis. No assurance can be made that the Rafiki Raceboat will be fully constructed or that it will be sold. The foregoing also assumes that future capital raises necessary to build the Rafiki Raceboat will be done using similar SAFE securities on equal terms to those being issued to investors. If we have to issue securities that are more favorable to future investors than those being issued in this offering, then the risk that you will receive less than all of your investment back will significantly increase.

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We are building a ferry that goes so fast it can break the speed record for the fastest crossing from England to America. It will be fun, and accomplish a lot of good as the race will be a platform to raise money to fight Malaria in Africa.

Where will your company be in 5 years? ⌄

After the race, we have a verbal agreement from EarthWise Ferries (Robert Smith is the CEO of EarthWise and Marc Fulmer is a Project Manager) to purchase Rafiki Race Boat for cost plus 10%. For example: if the ferry costs $3 million to build, EarthWise intends to purchase the ferry [or the company?] for $3.3 million and the profit would be returned to investors.

Why did you choose this idea? ⌄

We believe that infrastructure development is the most powerful way to impact third world poverty. This ferry will uplift economic corridors of transportation, provide much-needed jobs and birth many ancillary businesses where it operates.

Endorsements? ⌄

Race Against Malaria (RAM) is proud and thankful to have Rafiki Race Boat Inc. partnering with us enabling RAM to support innovative practitioners on the ground and new interventions to eradicate malaria. Rob Smith is Chariman of the Board and Marc Fulmer is the Executive Director at Race Against Malaria.

What industry and cultural experience does the team have? ⌄

Our team and trusted vendors have designed, produced, shipped and assembled two state of the art catamaran ferries which we now operate on Lake Victoria in East Africa. The first, the MV Amani flying a Ugandan flag and the latest, the MV Bluebird flying a Tanzania flag. Not only does our team have manufacturing experience, but operational as well. Operations in Africa require a special skill set and understanding of the culture. Our board chair and founder, Rob Smith was born and raised in Rhodesia and South Africa and has lived here in the states for the last 43 years. He has lead and navigated successfully many businesses in Africa.

Marc Fulmer serves on the board of 3 nonprofit organizations working in Africa and has been working on projects in Africa both for and nonprofit since 2003. Marc is a skilled project manager and nonprofit administrator.

What are the specifications of the Rafiki Race Boat? ⌄

The Rafiki Race Boat (RRB) is designed by world leading ferry designer Kurt Hughes of Multihull Designs in Seattle, Washington. This passenger ferry trimaran is designed to carry 149 passengers on relatively long trips. It is like a jetliner on the water! The long hull length gives a superior ride using a wave piercing technology compared to 149 passenger catamarans. The very efficient hulls take comparatively little power and generate virtually no wake. Top speed is 48 knots. Construction is foam/glass with the latest composite no wake. Top speed is 48 knots. Construction is foam/glass with the latest composite technology. With a length of 150' and a beam of 56', the RRB will incorporate state of the art diesel engines by Caterpillar and use SeaKeeper stabilization. After the Race Against Malaria is held, the RRB will be outfitted with first-class seating on the top floor with standard and economy seating in the main hull.

What problem are you solving? ˅

The Rafiki Race Boat (RRB) addresses several problems. During the race and pre-race tour around the United States, the RRB will raise awareness and donations for the Race Against Malaria (RAM). Malaria is contracted by over 215 million people annually leaving a wake of death and economic hardship for families and nations alike. RAM's mission of raising awareness and funds to support innovative practitioners will act as a trimtab in the battle to eradicate the disease.

Secondly, once the the transatlantic race is finished, we have a verbal agreement from EarthWise Ventures to purchase the ferry. EarthWise Ventures plans to use the ferry to service a line from Lagos to Accra in West Africa.

This is significant for several reasons. One there is currently no reasonably priced options to travel between these two major cities. Two, the options of air or bus travel have major setbacks of time and expense. Three, the demand for travel is huge and the proposed LightSpeed ferry service between these two cities stands to earn substantial revenue from filling this significant need.

Within 90 days of the end of the race, a liquidity event occurs when Rafiki Raceboat is sold. At that time all investors can convert to shares and participate in their share of the profit of the race and sale of the vessel.

Who are your customers? ˅

Lagos, Nigeria is one of the largest cities in Africa at over 23 million residents and Accra, Ghana at 2.7 million residents as of 2012. Both cities have business commuters, students and personal travelers with a high demand for transportation options other than currently being offered. Lagos is known for its affluence and wealth and leads the country to have the largest GNP of any country in Africa, overtaking South Africa. The route is ripe from Lagos to Accra to this state-of-the-art ferry service.

How may investors earn a return? ˅

The sale of our assets to a third party, including the proposed sale of the Rafiki Raceboat to our affiliate, EarthWise Ferries International, would be considered a liquidity event under our SAFE agreement with investors. As a result, each investor will receive, at its option, either (i) a cash payment equal to the amount invested, or (ii) a number of shares equal to the amount invested divided by the liquidity price. The liquidity price is equal to the Valuation Cap of $50,000 divided by the total number of shares outstanding on a fully-diluted basis at the time of the liquidity event. To the extent that the SAFE securities are converted into shares of common stock, the company expects to make a distribution to our shareholders of all of our cash proceeds from the sale of the Rafiki Raceboat after the deduction of all expenses and accrued liabilities of the Company. Accordingly, the investors will receive their pro rata portion of all of the net proceeds from the sale of the Rafiki Raceboat other than $50,000 which would be paid to the founding stockholders of the Company. If less than enough money is available to pay all investors their money back, then the investors would participate in the net proceeds from the liquidity event on a pro rata basis. No assurance can be made that the Rafiki Raceboat will be fully constructed or that it will be sold. The foregoing also assumes that future capital raises necessary to build the Rafiki Raceboat will be done using similar SAFE securities on equal terms to those being issued to investors. If we have to issue securities that are more favorable to future investors than those being issued in this offering, then the risk that you will receive less than all of your investment back will significantly increase.



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